Stradley Ronon Stevens & Young, LLP 2005 Market Street, Suite 2600 Philadelphia, PA 19103 Telephone 215.564.8000 Fax 215.564.8120

E. Taylor Brody
ebrody@stradley.com
215-564-8071

May 12, 2021

Filed via EDGAR
Ms. Jaea Hahn
Mr. Jeff Long
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Subject:	Filing on Form N-14 for Delaware Group® Adviser Funds and Delaware Group® Income Funds (File Nos. 333-255169 and 333-255170)

Dear Ms. Hahn and Mr. Long:
On behalf of Delaware Group Adviser Funds and Delaware Group Income Funds (the “Registrants”), submitted herewith under the EDGAR system, are the responses to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) that you communicated with regard to the Registrants’ Prospectus/Proxy Statement on Form N-14 (the “Proxy Statement/Prospectus”).  The Proxy Statement/Prospectus was filed as part of the proposed reorganization of series of Delaware Pooled® Trust into series of the Registrants.
The Registrants delayed effectiveness of the Proxy Statement/Prospectus and filed a related pre-effective amendment at the request of the Staff to address Comment 1 below. As discussed, the Registrants intend to formally request acceleration of the effective date of the Proxy Statement/Prospectus in order to maintain the planned timing of the Reorganizations.
Each comment from the Staff is summarized below, followed by the Registrants’ response to the comment.  Terms not defined herein shall have the meaning set forth for that term in the Proxy Statement/Prospectus.
Accounting Comments

1.	Comment: Correct and refile the auditor’s consents in order to clarify that the N-14 was not filed for the Acquired Funds.

Response: The requested changes will be made.

2.	Comment: Please state that the Reorganization of Delaware High-Yield Opportunities Fund is not contingent on the Delaware High-Yield Opportunities Fund merger contained in another N-14.

Response: The requested changes will be made.

3.	Comment: Confirm that the fee waivers shown will continue for at least one year following the Reorganizations.

Response: The Registrants confirm that the fee waivers will continue for at least one year following the Reorganizations.

4.	Comment: Confirm that no fees will be recouped after the Reorganizations.

Response: The Registrants confirm that no fees will be recouped after the Reorganizations.

5.
Comment: Confirm that the pro forma expenses shown will not change for Delaware High-Yield Opportunities Fund regardless of whether one or both Delaware High-Yield Opportunities Fund mergers go through.

Response: The Registrants confirm that the pro forma net expenses will not change regardless of whether one or both Delaware High-Yield Opportunities Fund mergers go through on account of the contractual expense waivers in place.

6.	Comment: Add a question and answer on page 3 under “THE REORGANIZATIONS” describing the amounts of the costs of the Reorganizations and how they will be split.

Response: The requested changes will be made.

7.	Comment: Confirm whether the costs of the Reorganizations are included as part of the contractual fee waivers.

Response: The contractual fee waivers do not include Reorganization costs, as noted in the related footnotes.

8.	Comment: Confirm that there are no plans for portfolio repositioning as part of the Reorganizations.

Response: The Registrants confirm that they do not plan for any portfolio repositioning as part of the Reorganizations.

9.	Comment: Revise the Part B to reflect the recent amendment of Rule 6-11.

Response: The Part B has been revised as requested.

10.	Comment: Update the capitalization tables to be as of a date within 30 days of filing. Response: The requested changes will be made.

Legal Comments

11.	Comment: Please explain why it is appropriate to send a combined proxy statement given that the Acquiring Funds are in separate trusts.

Response: Sending shareholders a combined proxy statement is cost-effective. There is a significant amount of overlap between the Trust-level information.
12.	Comment: Under “THE REORGANIZATIONS – What am I being asked to vote upon?”, clarify that there are two separate reorganizations being discussed.

                                                                         Response: The requested changes will be made.

13.
Comment: Consider adding additional questions and answers related to the reasons for the Reorganizations; any repositioning; and a comparison of fees and expenses, portfolio managers, boards, and investment managers.

Response: The requested changes will be made.

14.	Comment: Please clarify that neither Reorganization is contingent on the other.

Response: The requested changes will be made.

15.	Comment: On page 4, clarify that the Board recommends that shareholders vote to approve the Plan for each Acquired Fund.

Response: The requested changes will be made.

16.
Comment: Add a narrative describing the comparative risks for each Fund. Move the narrative before the comparison tables for the investment strategies and risks. In the narrative strategy discussion, describe how each Fund defines emerging markets and include a reference to high yield securities being known as junk bonds. Describe each Fund’s comparative risk/return profile in the risk narrative disclosure. For Funds that invest in bank loans, describe whether such Funds are subject to settlement risk in the comparative risk narrative.

Response: The requested changes will be made.

17.	Comment: Revise the “Portfolio Managers of the Funds” section to only include the disclosure required by Item 5(b) of Form N-1A. Response: The requested changes will be made.
18.
Comment: In the question and answer section of the N-14, disclose that the fees for the Delaware Core Plus Bond Fund will decrease as a result of the Reorganization, but that the fees for the Delaware High-Yield Opportunities Fund will increase without the contractual waiver.

Response: The requested changes will be made.

19.
Comment: At the beginning of “Choosing a share class.”, for each Reorganization, note that Acquired Fund shareholders will receive Class R6 shares of the related Acquiring Fund.

Response: The requested changes will be made.

20.	Comment: Under the description of “Board Considerations,” please state whether the Board considered factors that weighed against the approval of the Reorganizations.

Response: The discussion in the “Board Considerations” section contains a description of the factors considered by the Board in their approval of the Reorganizations. The Registrants respectfully decline to add additional language as such disclosure is not required by Form N-14.

21.	Comment: Under the description of “Board Considerations,” state that the Trusts share the same Board.

Response: The requested changes will be made.

22.	Comment: Under “INFORMATION ABOUT THE REORGANIZATIONS AND THE PLAN”, please delete the following reference: “however, this summary is qualified in its entirety by reference to the form of Agreement.”

Response: The reference regarding qualification of the summary of the Agreement will be deleted as requested.

23.
Comment: Confirm that the stated expenses of the Reorganizations are correct under” Who will pay the expenses of the Reorganization?”.

Response: The Registrants confirm that the stated expenses of the Reorganizations should be $100,000 and the Proxy Statement/Prospectus will be revised accordingly.

* * * * *

Please do not hesitate to contact me at (215) 564-8071 if you have any questions or wish to discuss any of the responses presented above.
Very truly yours,

/s/ Taylor Brody
Taylor Brody

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